Exhibit 99.1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$114,274,757	$87,927,726
Restricted cash	409,187	880,358
Accounts receivable, net	7,534,272	7,768,381
Inventories	5,179,692	8,456,295
Prepaid expenses and other current assets	4,437,919	7,779,378
TOTAL CURRENT ASSETS	$131,835,827	$112,812,138

NON-CURRENT ASSETS:
Property, plant and equipment, net	$75,554,322	$79,568,773
Intangible assets, net	42,139	47,094
Land-use rights, net	599,848	605,343
Right-of-use assets	239,905	300,664
Other non-current assets	176,555	157,076
TOTAL NON-CURRENT ASSETS	$76,612,769	$80,678,950
TOTAL ASSETS	$208,448,596	$193,491,088

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$8,428,150	$6,712,972
Long-term loans	13,119,820	10,506,144
Accounts payable	9,097,604	8,095,509
Notes payable	1,363,956	2,934,527
Deferred income	35,117	46,874
Accrued expenses and other payables	2,668,265	3,195,138
Taxes payable	318,572	3,603
Lease liabilities	94,049	87,648
TOTAL CURRENT LIABILITIES	$35,125,533	$31,582,415

NON-CURRENT LIABILITIES:
Long-term loans	$5,857,564	$4,335,336
Lease liabilities	215,390	278,282
Deferred tax liabilities	1,589,321	1,550,063
TOTAL NON-CURRENT LIABILITIES	$7,662,275	$6,163,681
TOTAL LIABILITIES	$42,787,808	$37,746,096

COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (No par value; 50,330,928 and 50,023,428 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	$-	$-
Additional paid-in capital	44,078,172	42,997,303
Statutory reserve	12,087,066	12,087,066
Accumulated other comprehensive loss	(5,217,954)	(9,307,406)
Retained earnings	114,713,504	109,968,029
TOTAL SHAREHOLDERS’ EQUITY	$165,660,788	$155,744,992
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$208,448,596	$193,491,088

F-1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the nine months ended September 30,
	2025	2024
Revenue	$102,224,600	$105,679,367
Cost of revenue	(73,057,267)	(72,031,579)
Gross profit	29,167,333	33,647,788

Operating expenses:
Selling expenses	(14,046,874)	(14,967,668)
General and administrative expenses	(5,045,514)	(2,755,130)
Research and development expenses	(3,144,410)	(3,029,250)
Total operating expenses	(22,236,798)	(20,752,048)

Other income (expenses):
Interest income	68,820	148,448
Interest expenses	(815,392)	(808,795)
Other income, net	384,762	12,802
Other expense, net	(1,000,721)	(350,005)
Exchange Gain (loss)	(18,524)	9,844
Total other expenses, net	(1,381,055)	(987,706)

Income before income tax	5,549,480	11,908,034
Income tax expenses	(804,005)	(885,684)
Net income	$4,745,475	$11,022,350

Other comprehensive income
Foreign currency translation adjustments, net of tax	(4,089,452)	(1,960,675)
Comprehensive income	$656,023	$9,061,675

Earnings per share, basic and diluted	$0.09	$0.23

Weighted average number of shares	50,242,469	47,973,428

F-2

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$4,745,475	$11,022,350
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	3,286,153	3,141,040
Written off property, plant and equipment	946,470	268,313
Allowance for credit losses	239,674	3,691
Amortization of intangible assets	6,063	6,751
Amortization of land use right	20,534	20,598
Amortization of right-of-use asset	67,416	19,314
Deferred income taxes	39,258	20,751
Changes in operating assets and liabilities:
Accounts receivable	(5,565)	(2,569,995)
Inventories	3,276,603	719,658
Prepaid expenses and other current assets	3,341,459	294,336
Other non-current assets	(19,479)	1,111
Accounts payable	1,002,095	7,216,985
Notes payable	(1,570,571)	-
Deferred revenue	(11,757)	(12,363)
Taxes payable	314,969	1,660,065
Lease liabilities	(56,491)	(62,242)
Accrued expenses and other payables	(526,872)	(1,193,142)
Net cash provided by operating activities	15,095,434	20,557,221

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(11,992)
Purchase of intangible assets	-	(570)
Net cash used in investing activities	-	(12,562)

Cash flows from financing activities:
Proceeds from short-term loans	8,849,558	5,842,453
Proceeds from long-term loans	6,321,112	1,184,018
Repayment of short-term loans	(7,304,397)	(1,118,405)
Repayment of long-term loans	(2,500,351)	(6,839,945)
Deferred offering costs	-	(464,742)
Issuance of ordinary shares, net of offering costs	1,080,869	-
Net cash (used in) provided by financing activities	6,446,791	(1,396,621)

Effect of exchange rate changes on cash held in foreign currencies	4,333,635	1,570,481
Net increase in cash	25,875,860	20,718,519
Cash at beginning of the year	88,808,084	90,963,594
Cash at end of the year	$114,683,944	$111,682,113

Supplemental disclosures of cash flows information:
Cash paid for income taxes	680,955	3,598,713
Cash paid for interest expense	802,264	752,805

F-3